Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company New Pacific Metals Corp. (the "Company") Suite 1750 – 1066 West Hastings Street Vancouver, British Columbia, Canada, V6E 3X1
Item 2.	Date of Material Change April 15, 2025
Item 3.

News Release

A news release announcing the upcoming material change referred to in this report was disseminated on March 31, 2025 through PR Newswire and subsequently filed on the Company's profile at www.sedarplus.ca. and EDGAR at www.sec.gov.

See attached Schedule "A".

Item 4.

Summary of Material Change

The Company announced that Andrew Williams is stepping down as Chief Executive Officer (“CEO”) and Director of the Company effective April 15, 2025. Jalen Yuan, the Company’s current Chief Financial Officer (“CFO”) is appointed as interim CEO, and Chester Xie, the Company’s current financial controller, is appointed as interim CFO.

Item 5.	Full Description of Material Change See attached Schedule "A".
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.
Item 7.	Omitted Information Not applicable.
Item 8.

Executive Officer

For further information, please contact:

Peter Lekich

Director of Corporate Development & Investor Relations

Phone: (604) 633-1368 Ext. 223

info@newpacificmetals.com www.newpacificmetals.com

Item 9.	Date of Report: April 16, 2025

SCHEDULE A

NEWS RELEASE

New Pacific Metals Announces Executive Changes

March 31, 2025, Vancouver, British Columbia – New Pacific Metals Corp. (TSX: NUAG; NYSE American: NEWP) (“New Pacific” or the “Company”) announces that Andrew Williams will be stepping down as Chief Executive Officer (“CEO”) and Director of the company effective April 15. The Company also announces that it has appointed Jalen Yuan, the Company’s current Chief Financial Officer (“CFO”), as interim CEO. Chester Xie, the Company’s current financial controller, has been appointed interim CFO. Mr. Yuan has been the CFO of the Company for 10 years and has deep knowledge of our Bolivian operations, providing continuity during this transition.

"On behalf of the Board of Directors, I would like to thank Andrew for his dedicated leadership over the past two years, during which he successfully guided the Company through key stages of development in Bolivia and enhanced our strategic positioning. We wish him the very best in his future endeavours." said Dickson Hall, New Pacific’s Chair.  “Jalen has our full confidence and will be strongly supported by our experienced senior management team and the Board as we undertake a comprehensive search for a permanent CEO. We remain focused on delivering maximum value for all stakeholders from our best-in-class assets in Bolivia.”

About New Pacific Metals

New Pacific is a Canadian exploration and development company with three precious metal projects in Bolivia. The Company’s flagship Silver Sand project has the potential to be developed into one of the world’s largest silver mines. The Company is also advancing its robust, high-margin silver-lead-zinc Carangas project. Additionally a discovery drill program was completed at Silverstrike in 2022.

On behalf of New Pacific Metals Corp.
Dickson Hall
Board Chair

For Further Information

Peter Lekich, Investor Relations
Phone: (604) 633-1368 Ext. 223
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific’s website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to statements regarding future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of public health crisis; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading “Risk Factors” in the Company’s annual information form for the year ended June 30, 2024 and its other public filings. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: public health crisis on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company’s ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with Corporación Minera de Bolivia, the Bolivian state mining corporation, by the Plurinational Legislative Assembly of Bolivia; the ability of the Company’s Bolivian partner to convert the exploration licenses at the Company’s Carangas project to Administrative Mining Contract; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. Additional information relating to the Company, including the AIF, can be obtained under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.newpacificmetals.com.